

July 14, 2014

<u>Via E-mail</u>
Christopher T. Weber
Chief Financial Officer
Parker Drilling Company
5 Greenway Plaza, Suite 100
Houston, Texas 77046

> **Re: Parker Drilling Company**
> **Registration Statement on Form S-4**
> **Filed June 20, 2014**
> **File No. 333-196930**

Dear Mr. Weber:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Prospectus Cover Page

2. You disclose the following on the prospectus cover page: "The private notes issued pursuant to Rule 144A under the Securities Act bear the CUSIP number 701081 AW1 and the ISIN number US701081AW15, and the private notes issued pursuant to Regulation S under the Securities Act bear the CUSIP number U70081 AG6 and the ISIN number USU70081AG67." Please remove this extraneous information from the cover page.

Special Note Regarding Forward-Looking Statements, page 25

3. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Legality Opinions

4. Please obtain and file as exhibits new or revised opinions which give effect to the following two comments.

Exhibit 5.2

5. The last paragraph of page 1 of this opinion includes a list which jumps from (iii) to (vi), suggesting that perhaps items (iv) and (v) might have been omitted. Please ask counsel to account for any other documents or materials examined and inadvertently not included in the list.

Exhibit 5.4

6. The last sentence of this exhibit states "[o]ther than the addressee hereof, no person may rely on this opinion except that Baker Botts L.L.P. may rely upon this opinion as though this opinion was addressed to them." Counsel will need to provide an opinion without that limitation, insofar as purchasers are entitled to rely on the opinion. Please see Section II.B.3.d of Staff Legal Bulletin 19, which is available at http://www.sec.gov/interps/legal/cfslb19.htm.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim at (202) 551-3535 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Kelly Rose
        Baker Botts L.L.P.